Release Date:  Immediate                             NEWS RELEASE



          Media Contacts:     Gary Schuster
                              UNP
                              (610) 861-3382

                              Michael W. Payette
                              CNW
                              (312) 633-4310



                     UNION PACIFIC AND CHICAGO AND NORTH WESTERN
                                 ANNOUNCE TRANSACTION


          Chicago, Illinois, March 10, 1995 -- Union Pacific Corporation

          (UNP) and Chicago and North Western Transportation Company (CNW)

          announced today that they have agreed that Union Pacific will acquire 100% of CNW's common stock at a price of $35 per share in cash.  The transaction is subject, among other things, to

          negotiation and execution of a mutually satisfactory definitive purchase agreement and approvals by the companies' respective boards of directors.

               "I am very excited about this transaction.  The Chicago and

          North Western is an excellent managed and maintained railroad with a great route to Chicago," said Union Pacific Corporation

          Chairman and CEO Drew Lewis.  "This is a strategic move that will make Union Pacific an even greater mover of southern Powder River

          Basin coal, grain, intermodal and other products."

               Union Pacific is a transportation and natural resource

          company based in Bethlehem, Pennsylvania, with sales of

          approximately $8 billion.


                                       - more -

               The Chicago and North Western Transportation Company is the

          holding company for the Chicago and North Western Railway

          Company, a leading railroad freight hauler in the central

          transcontinental corridor and major transporter of coal, grain and double-stack containers.



                                       # # # #